UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant’s name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	MATERIAL CHANGE REPORT DATED MARCH 28, 2025
99.2	MATERIAL CHANGE REPORT DATED JULY 22, 2025
99.3	MATERIAL CHANGE REPORT DATED AUGUST 5, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: January 19, 2026	/s/ Richard Huang
Richard Huang
VP, Corporate Development & Corporate Secretary

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EXHIBIT INDEX

Exhibits	Description
99.1	MATERIAL CHANGE REPORT DATED MARCH 28, 2025
99.2	MATERIAL CHANGE REPORT DATED JULY 22, 2025
99.3	MATERIAL CHANGE REPORT DATED AUGUST 5, 2025

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